Exhibit 8.1

[DEWEY BALLANTINE LLP LETTERHEAD]

January 31, 2007

To the Addressees Listed on
    Schedule I Attached Hereto

Re:                               HSBC Automotive Trust (USA) 2007-1

Ladies and Gentlemen:

We have acted as tax counsel to HSBC Finance Corporation (“HSBC Finance”), a Delaware corporation, HSBC Auto Finance Inc., a Delaware corporation, HSBC Auto Credit Inc., a Delaware corporation and HSBC Auto Receivables Corporation (the “Depositor”), a Nevada corporation, as to certain matters arising in connection with the issuance of the Class A-1 Notes, Class A-2 Notes, Class A-3 Notes, and Class A-4 Notes (the “Notes”) which will be issued pursuant to the Series Supplement (the “Series Supplement”), dated as of January 31, 2007, among HSBC Finance, as Servicer (the “Servicer”), HSBC Automotive Trust (USA) 2007-1 (the “Issuer”), the Depositor, Deutsche Bank Trust Company Americas, a New York banking corporation, as Indenture Trustee (the “Indenture Trustee”), U.S. Bank Trust National Association, a national banking association, as Owner Trustee (the “Owner Trustee”) and HSBC Bank USA, National Association, a national banking association, as Administrator (the “Administrator”) to (i) the Indenture (the “Indenture”), dated as of January 31, 2007, among the Issuer, the Indenture Trustee and the Administrator, (ii) the Amended and Restated Trust Agreement (the “Trust Agreement”), dated as of January 31, 2007, between the Depositor and the Owner Trustee and (iii) the Sale and Servicing Agreement (the “Sale and Servicing Agreement”), dated as of January 31, 2007, among the Servicer, the Issuer, the Depositor, the Administrator and the Indenture Trustee.  Capitalized terms used herein but not defined herein shall have the respective meanings specified in the Series Supplement.

The term “Prospectus” means, together, the Base Prospectus and the Prospectus Supplement.  The term “Base Prospectus” means the prospectus dated as of January 22, 2007, as filed with the Securities Exchange Commission (the “Commission”) pursuant to Rule 424 of the Rules and Regulations.  The term “Registration Statement” means (i) the Registration Statement on Form S-3 (No. 333-131714), including the exhibits thereto, (ii) all documents incorporated by reference therein pursuant to Item 12 of Form S-3 and (iii) any post-effective amendment filed and declared effective prior to the date of issuance of the Notes.  The term “Prospectus Supplement” means the preliminary prospectus supplement dated January 22, 2007 and the final prospectus supplement dated January 23, 2007, each specifically relating to the Notes, and each as filed with the Commission pursuant to Rule 424 of the Rules and Regulations.

As tax counsel, we have reviewed such documents as we have deemed appropriate for the purposes of rendering the opinions set forth below, including the Indenture, the Trust Agreement, the Series Supplement and other documents and matters of fact and law as we have deemed necessary for purposes of rendering the opinions set forth below.  In addition, in conducting our analysis, we have relied on certain representations made to us by HSBC Finance.

We have examined the question of whether the Notes issued under the Indenture will constitute indebtedness for federal income tax purposes.  Our analysis is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury regulations promulgated thereunder as in effect on the date hereof and on existing judicial and administrative interpretations thereof.  These authorities are subject to change and to differing interpretations, which could apply retroactively.  The opinion of tax counsel is not binding on the courts or the Internal Revenue Service (the “IRS”).

In general, whether a transaction constitutes the issuance of indebtedness for federal income tax purposes is a question of fact, the resolution of which is based primarily upon the economic substance of the instruments and the transaction pursuant to which they are issued rather than the form of the transaction or the manner in which the instruments are labeled.  The IRS and the courts have set forth various factors to be taken into account in determining whether or not a transaction constitutes the issuance of indebtedness for federal income tax purposes, which we have reviewed as they apply to this transaction.

Based on the foregoing, and such legal and factual investigations as we have deemed appropriate, we are of the opinion that for federal income tax purposes:

(1)                                  The Notes will be characterized as indebtedness because: (i) the characteristics of the transaction strongly indicate that, in economic substance, the transaction is the issuance of indebtedness; (ii) the form of the transaction is an issuance of indebtedness; and (iii) the parties have stated unambiguously their intention to treat the transaction as the issuance of indebtedness for tax purposes.

(2)                                  Assuming compliance with the terms of the Trust Agreement and the related documents, the Issuer will not be characterized as an association, or a publicly traded partnership, taxable as a corporation.

(3)                                  The statements in the Prospectus under the heading “Material Federal Income Tax Consequences,” insofar as they purport to constitute a summary of matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, and subject to the exceptions, limitations and qualifications contained therein, constitute an accurate summary of the matters described therein in all material respects.

We express no opinion on any matter not discussed in this letter.  This opinion is rendered as of the Closing Date, for the sole benefit of the addressees hereof and it may not be relied on by any other party.

Pursuant to U.S. Treasury Department Circular 230, any tax advice contained in this communication is not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties.  Further, this advice was written to support the promotion or marketing of the transaction and/or matters addressed herein and each affected party should seek advice based on its particular circumstances from an independent tax advisor.

Very truly yours,

/s/ Dewey Ballantine LLP

SCHEDULE I

HSBC Finance Corporation 2700 Sanders Road Prospect Heights, IL 60070	HSBC Securities (USA) Inc. individually and as Representative of the Underwriters 452 Fifth Avenue, 9th Floor New York, NY 10018

HSBC Auto Finance Inc. 5855 Copley Drive San Diego, CA 92111	Standard & Poor’s, A Division of The McGraw-Hill Companies, Inc. 55 Water Street - 40th Floor New York, NY 10041

HSBC Auto Credit Inc. 5855 Copley Drive San Diego, CA 92111	Moody’s Investors Service, Inc. 99 Church Street New York, NY 10007

HSBC Auto Receivables Corporation 1111 Town Center Drive Las Vegas, NV 89144	Fitch, Inc. One State Street Plaza New York, NY 10004

Deutsche Bank Trust Company Americas 60 Wall Street, 26th Floor New York, NY 10005 Attention: Corporate Agency and Trust Services, HSBC Automotive Trust (USA) 2007-1	HSBC Bank USA, National Association 452 Fifth Avenue New York, NY 10018

U.S. Bank Trust National Association 209 South LaSalle Street Chicago, IL 60604